MASTER COMMON FACILITIES AGREEMENT


               Dated as of August 1, 1994



                       Between




                DRAVO LIME COMPANY,
               as Operator and Owner



                       and



      DRAVO BLACK RIVER LIMITED PARTNERSHIP





            Regarding the Black River Lime
                 Production Facility
                (Carntown, Kentucky)

                                             TABLE OF CONTENTS

                                                              Page


ARTICLE 1.  OPERATION AND MAINTENANCE OF THE PROJECT            1
    1.1     Appointment of the Operator                         1
    1.2     Operational Responsibilities and Obligations
               of the Operator                                  2
    1.3     Matters Requiring Approval                          2
    1.4     Operation and Maintenance Costs; Budget             3
    1.5     Outages                                             7
    1.6     Books and Records; Reports                          8
    1.7     Inspection Rights                                   8
    1.8     Annual Audit                                        9
    1.9     Uncontrollable Forces                               9
    1.10    Removal of Operator                                 9
    1.11    Appointment of a New Operator                      11
    1.12    Indemnification                                    12

ARTICLE 2.  OWNER'S SUPPLY OBLIGATIONS                         13
    2.1     Limestone Supply                                   13
    2.2     Additional Supply Obligations of the Owner         13
    2.3     Books of Record; Reports                           14
    2.4     Access to Books and Records                        14
    2.5     Payment of Supply Costs                            14
    2.6     Annual Audit                                       15
    2.7     Uncontrollable Forces                              15
    2.8     Most Favored Nation                                15

ARTICLE 3.  COMMON FACILITIES AND TOLLING                      15
    3.1     Tolling and Use of Common Facilities               15
    3.2     Tolling Payments and Capacity Payments             16
    3.3     Uncontrollable Forces                              19
    3.4     Maysville and Black River Production               19
    3.5     Books and Records; Access                          19

ARTICLE 4.  DEFINITIONS                                        19


ARTICLE 5.  MISCELLANEOUS                                      21
    5.1     Change of Control                                  21
    5.2     Dispute Resolution                                 21
    5.3     Term of Agreement                                  22
    5.4     Notices                                            22
    5.5     Nature of Obligations                              22
    5.6     Successors and Assigns                             22
    5.7     Amendments                                         23
    5.8     Consultations                                      23
                                      -i-

    5.9     Counterparts                                       24
    5.10    Set-off                                            24
    5.11    Governing Law                                      24
    5.12    Cooperation                                        24
    5.13    Severability                                       24
    5.14    WAIVER OF JURY TRIAL                               25
    5.15    Jurisdiction; Consent to Service of Process        25
    5.16    Consent of SPV                                     25
    5.17    Right to Cure                                      25
                                      -ii-
                     MASTER COMMON FACILITIES AGREEMENT

    MASTER COMMON FACILITIES AGREEMENT (this "Agreement"), dated as of August 1, 1994, between DRAVO LIME COMPANY, a Delaware corporation, as Owner and Operator, and DRAVO BLACK RIVER LIMITED PARTNERSHIP, a Delaware limited partnership.

                                        PRELIMINARY STATEMENTS

    1. Pursuant to the Ground Lease the SPV will acquire from Lime a leasehold interest in the Project Land. The SPV desires to complete construction of the Project upon the Site. Lime has assigned to the SPV its rights under the Construction Contracts. In addition, the SPV has appointed Lime to act as construction manager of the Project pursuant to the Construction Management Agreement.

    2. Lime, as owner of the Black River Facility (together with its successors and permitted assigns as owner of the Black River Facility, in such capacity, the "Owner"), desires (i) to provide certain facility support and services and to supply limestone and other necessary items to the Project and (ii) to serve as initial Operator of the Project.

    3. In exchange therefor and for other good and valuable consideration, the SPV wishes to grant to the Owner the right to use the Project for the processing of the Owner's limestone and the handling and storage of processed lime.

    4. The parties hereto desire to enter into this Agreement, the Ground Lease and various other Transaction Documents to establish their respective rights and obligations in respect of the foregoing arrangements. For purposes of this Agreement, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in Annex A to the Note Purchase Agreement, dated as of August 1, 1994, between the SPV and the Lender. The rules of usage set forth in such Annex A shall apply hereto.

    NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.     OPERATION AND MAINTENANCE OF THE PROJECT

    1.1  Appointment of the Operator.   The SPV hereby appoints Lime as
sole operator of the Project (such sole Operator, in such capacity, together with its successors and permitted assigns, being herein referred to as the "Operator") from and after the date hereof until the termination of this Agreement or until Lime shall have been removed in accordance with
Section 1.10. Lime hereby agrees to serve as the initial Operator on the terms and subject to the conditions of this Agreement.
                                      -1-

    1.2  Operational Responsibilities and Obligations of the Operator.

            (a) The Operator shall be responsible for providing all work and services with respect to the start-up, operation and maintenance of the Project and the operation and maintenance of the Black River Common Facilities as set forth in Schedule 1 and the other provisions of this Agreement (the "Operating Work"). Each of the parties hereto acknowledges and agrees that the Operator, in performing its duties hereunder, is acting as an independent contractor.

            (b) Subject to Section 1.3, the Operator may enter into such agreements or subcontracts as the Operator, in compliance with Prudent Industry Practice, deems necessary or appropriate, or as may be required by Applicable Law, with respect to the Operating Work. If any such agreement or subcontract (or modification thereof), except for any collective bargaining agreement, shall provide for the payment of more than $100,000 by any party thereto or shall refer to the SPV, the Lender or the Collateral Agent, such agreement or subcontract (or modification thereof) shall expressly provide that it does not impose on the SPV or any other party to a Transaction Document (other than the Operator) any obligation, liability or duty to any contractor or subcontractor or create any contractual relationship between any contractor or subcontractor and the SPV or any other party to a Transaction Document (other than the Operator).

            (c) In fulfilling its obligations under this Article 1, the Operator shall not, except as otherwise expressly set forth herein (including Section 1.9 and Section 3.1(b) hereof), be required to take any action that would have the effect of discriminating against the Black River Facility or any other lime production facility owned by it or any of its Affiliates, or in the use of the Project or the Black River Common Facilities in connection therewith. In addition, the Operator shall not take any action in connection with the operation of the Black River Processing Complex or any other lime production facility owned by it or any of its Affiliates that would have the effect of discriminating against the Project. For purposes of this
    Section 1.2(c), "discriminating" means providing available supplies and/or services on any basis other than ratably, in accordance with then applicable production or maintenance requirements, among the Project and all lime production facilities operated by the Operator capable of servicing Compatible Lime Supply Agreements.

    1.3 Matters Requiring Approval. The Operator shall not take any action with respect to the Project except as set forth in Section 1.2 or in the Easement Agreement. In any case, and without limiting the generality of the foregoing, the Operator shall not take any of the following actions without the prior written consent of the SPV:

            (a) any action the effect of which may be to reduce the production level at which the Project is capable of being operated for Capability as of the Conversion Date unless such action is in consequence of an Operating Emergency as to which (i) the Operator shall have given the SPV, the Lender and the Independent Engineer notice setting forth the details of such Operating Emergency within 48 hours after the occurrence of such event or circumstance ("Emergency Notice") and (ii) within one week after receipt of the Emergency Notice by the Independent Engineer, the Independent Engineer shall have agreed that such reduction in production level is, consistent with Prudent Industry Practice, necessary to
                                      -2-
    avoid or alleviate such Operating Emergency; provided, however, that any such reduction on account of an Operating Emergency shall be permitted for only such period of time as the Independent Engineer, in consultation with the Operator, shall deem appropriate, in accordance with Prudent Industry Practice;

            (b) make any Capital Additions or Modifications, or any adjustments, alterations or other physical changes to the Project (i) the effect of which may be to reduce the Total Net Capability of the Project or (ii) which may be inconsistent with the obligations of the SPV under the Note Purchase Agreement (as in effect on the Initial Funding Date); provided, however, that in the case of any Capital Additions or Modifications, or any adjustment, alteration or other physical change of any kind whatsoever, which is consented to in writing by the SPV, the costs thereof shall not constitute Operation and Maintenance Costs, or be paid with Project Revenues, unless otherwise agreed in writing by the SPV; and provided, further, that no Capital Additions or Modifications or any adjustment, alteration or other physical change shall be made to the Project-Owned Common Facilities which could reasonably be expected to have a material adverse effect on the Black River Facility without the prior written consent of the holders of 66-2/3% in principal amount of the Existing Creditors Indebtedness;

            (c) any action the effect of which could reasonably be expected to cause a Permanent Shutdown to occur;

            (d) settlement of any dispute with a contractor or supplier in respect of goods or services contracted for by the Operator hereunder, if the amount involved is in excess of $250,000;

            (e)  other than for Operating Emergencies which are governed by
    Section 1.3(a), any action to take the Project out of service for any continuous period that (i) exceeds one week, (ii) when combined with all periods of voluntary outage of the Project not requiring consent under this Section 1.3(e) which shall have occurred in the 12-month period immediately preceding the date of any such action, would exceed in the aggregate three weeks, (iii) is not permitted pursuant to
    Section 1.5 or (iv) constitutes a Permanent Shutdown;

            (f) the adoption of any Project Budget or Extended Budget, and any changes to either thereof; or

            (g) make any material substitution, replacement or repair of any part or equipment incorporated into the Project.

Notwithstanding the foregoing, the scheduled recurring capital expenditures referred to on Schedule 2 hereto shall constitute Operation and Maintenance Costs.

    1.4  Operation and Maintenance Costs; Budget.

            (a) (i) At least 60 days prior to the beginning of each Contract Year, the Operator shall prepare and submit to the SPV, the Independent Engineer, the Existing Creditors, the Lender and the Owner, (A) a draft line item budget (the
                                      -3-
            "Draft Project Budget") setting forth by category the Operator's projections of the cost of operating the Project during the upcoming Contract Year, on a month by month basis, (B) detailed backup information sufficient to permit an informed review of such Draft Project Budget, and (C) the levels of projected lime purchases provided to the SPV by OPCO pursuant to Article III(c) of the OPCO Agreement. Each Draft Project Budget and each Project Budget shall contain a separate line item for the costs of coal/petroleum coke, electricity, insurance, property taxes, labor, scheduled recurring capital expenses, and Other Costs based upon the projected levels of lime purchases provided to the SPV by OPCO pursuant to Article III(c) of the OPCO Agreement, all as more fully set forth on Schedule 2 hereto. No Draft Project Budget or Project Budget shall provide for any Capital Additions or Modifications or any other items requiring prior written consent pursuant to Section 1.3 (unless such consent shall be granted).

                  (ii) Within 45 days after its receipt of a Draft Project Budget for any Contract Year, the SPV and the Lender shall give written notice to the Operator that such Draft Project Budget has been approved or disapproved by the SPV and the Lender. If such Draft Project Budget shall be disapproved, the Operator shall in good faith propose modifications thereto until such Draft Project Budget, as so modified, shall be approved. If the Operator, the SPV and the Lender cannot agree on a Draft Project Budget for any Contract Year, such disagreement shall be resolved in accordance with the procedures set forth in Section 5.2.

                  (iii) Not later than the first day of any Contract Year, the Operator shall submit to the SPV, the Independent Engineer, the Lender, the Existing Creditors, the Disbursement Agent and the Owner a final project budget (the "Project Budget") which shall be the same as the Draft Project Budget in respect of such Contract Year that has been approved by the SPV and the Lender, with only such changes therein as shall not, without the prior written consent of the SPV and the Lender (which consent shall not be unreasonably withheld), add or delete any line item set forth in such Draft Project Budget or increase or decrease any line item amount set forth in such Draft Project Budget by more than 2%; provided that, if no Draft Project Budget has been approved by the SPV and the Lender by the first day of any Contract Year, a Draft Project Budget for such Contract Year that is so approved subsequent to such date shall be the Project Budget for such Contract Year with no modifications therein that are not approved by the SPV and the Lender.

                  (iv) The Operator shall not make any expenditure in respect of Operation and Maintenance Costs for any Contract Year except (subject to Section 1.4(c)) pursuant to a Project Budget that has been submitted to the SPV and the Lender in accordance with the foregoing clause (iii) (unless any such expenditure is to be made at a time when a Project Budget for such time has not been approved, in which event such expenditure shall be made pursuant to the Extended Budget applicable to such time, if any).

                  (v) No later than 60 days after the end of each Contract Year, the Operator shall, in compliance with accepted financial practice and Prudent
                                      -4-
            Industry Practice, prepare and submit to the SPV, the Lender and the Independent Engineer an item by item reconciliation (rounded to the nearest $1,000) of the previous Contract Year's Project Budget and the actual Operation and Maintenance Costs for such Contract Year, together with an explanation, in reasonable detail, of the principal causes of any variances of more than $50,000 from the Project Budget.

            (b) Not later than June 1 of each year, the Operator shall prepare and submit to the SPV, the Independent Engineer, the Existing Creditors, the Disbursement Agent, the Lender and the Owner

                  (i) a proposed line item budget (as finally approved as provided in this paragraph (b), the "Extended Budget") setting forth by category the Operator's projections of the cost of operating the Project during the 12 consecutive months ending on June 30 of the following year, on a month by month basis,

                  (ii) detailed backup information sufficient to permit an informed review of such proposed Extended Budget, and

                  (iii) the levels of projected lime purchases by OPCO during the twelve month period beginning on July 1 of such year, based upon:

                         (A) with respect to the first six months of such period, the levels of projected lime purchases provided to the SPV by OPCO pursuant to Article III (c) of the OPCO Agreement, and

                         (B) with respect to the final six months of such period the Operator's best estimate of OPCO purchases based upon all of the facts known to the Operator at such time.

Each Extended Budget shall contain a separate line item for the costs of coal/petroleum coke, electricity, insurance, property taxes, labor, scheduled recurring capital expenses, and Other Costs based upon the projected levels of lime purchases provided to the SPV by OPCO pursuant to
Article III(c) of the OPCO Agreement, all as more fully set forth on
Schedule 2 hereto. Within 45 days after its receipt of a proposed Extended Budget for any period, the SPV and the Lender shall give written notice to the Operator that such proposed Extended Budget has been approved or disapproved by the SPV and the Lender. If such proposed Extended Budget shall be disapproved, the Operator shall in good faith propose modifications thereto until an Extended Budget, as so modified, shall be approved (at which time copies of such approved Extended Budget shall be delivered to the SPV, the Independent Engineer, the Existing Creditors, the Disbursement Agent, the Lender and the Owner). If the Operator, the SPV and the Lender cannot agree on an Extended Budget for any period, such disagreement shall be resolved in accordance with the procedures set forth in Section 5.2. The Extended Budget shall only be used for purposes of determining deposit and disbursement obligations under Section 2.4 of the Deposit and Disbursement Agreement and for the purposes set forth in Section 1.4(a)(iv) and Section 1.4(c).
                                      -5-
            (c) The Operator shall make all expenditures of Operation and Maintenance Costs, consistent with Prudent Industry Practice and the then current Project Budget, in the normal course of business and as necessary or advisable for the performance of the Operating Work; provided, however, that:

              (i) subject to clauses (ii) and (iii) below, if such expenditures by the Operator in any Contract Year would, when taken together with all other such expenditures for such Contract Year, exceed any applicable line item amount in the Project Budget for such Contract Year (or the relevant Extended Budget, if applicable), the Operator shall give the SPV, the Lender and the Independent Engineer prompt notice of such fact;

              (ii) subject to clause (iii) below, the Operator may not, without the prior written consent of the SPV and the Lender, make any expenditure (A) in any month, if such expenditure together with all other similar expenditures in such month would exceed the line item amount applicable to such expenditure in the Project Budget (or the Extended Budget, if applicable) for such month by 10% or more, or (B) in any Contract Year, if such expenditure together with all other expenditures made in such Contract Year at or prior to such time would exceed by 5% or more the total expenditures in the Project Budget (or the Extended Budget, if applicable) for such portion of such Contract Year;

              (iii) the restrictions set forth in clauses (i) and (ii) above shall not apply if (A) an Operating Emergency shall have occurred; (B) the Operator shall have given the SPV and the Independent Engineer an Emergency Notice within 48 hours after the occurrence of such Operating Emergency; and (C) such expenditures are necessary, consistent with Prudent Industry Practice, within such 48-hour period to avoid or alleviate such Operating Emergency; no such expenditures shall be made after such 48-hour period without the prior written consent of the SPV;


              (iv) the restrictions set forth in clause (ii) above shall not apply to the line item amounts for coal/petroleum coke, electricity and Other Costs if the number of tons of processed lime produced by the Project in any month or in any Contract Year is more than the number of tons projected by the Project Budget or the Extended Budget, as the case may be, for such period; provided, however, that any increase in any such line item amount, as set forth in the Project Budget or the Extended Budget, as the case may be, shall not exceed a percentage of such line item amount equal to the percentage increase in the number of tons of lime produced by the Project during such month or Contract Year, as the case may be, over the number of tons projected to be so produced during such period in the Project Budget or the Extended Budget, as the case may be; and

            (v) the restriction set forth in clause (ii)(A) above shall not apply to any scheduled recurring capital expenditure.

    All such expenditures incurred by the Operator in compliance with the terms of this Agreement (including, without limitation, the preceding proviso), and all expenditures for
                                      -6-
    material substitutions, replacements or repairs of parts or equipment incorporated into the Project with the prior written consent of the SPV, shall be binding upon the SPV and shall constitute Operation and Maintenance Costs for all purposes hereunder. Expenditures (that are made with the prior written consent of the SPV) in respect of Capital Additions or Modifications, or adjustments, alterations or other physical changes to the Project, shall not constitute Operation and Maintenance Costs for any purpose hereunder unless otherwise agreed to in writing by the SPV. Notwithstanding the foregoing, the scheduled recurring capital expenditures referred to on Schedule 2 hereto shall constitute Operation and Maintenance Costs.

            (d) All payments of Operation and Maintenance Costs shall be made in accordance with Section 2.2(b)(ii)(A) of the Deposit and Disbursement Agreement. In the event that the Disbursement Agent fails to make all or a portion of the disbursement required to be made by it pursuant to Section 2.2(b)(ii)(A) of the Deposit and Disbursement Agreement, or the amount of such disbursement is insufficient to pay all Operation and Maintenance Costs then due and payable and the SPV (or any Person on behalf of the SPV, as provided in the Transaction Documents) has not paid to the Disbursement Agent or the Operator an amount equal to such shortfall, then the Operator shall advance the amount of such disbursement or portion thereof (including all amounts due to the Owner hereunder) and shall continue to perform the Operating Work. If the Disbursement Agent has not fully repaid the amounts owing to the Operator under this Section 1.4(d) with respect to an advance under this Section 1.4(d) by the close of business on the first Business Day after the 60th day following the date on which the advance was made, the Operator shall not have any further obligation to advance additional funds pursuant to this Section 1.4(d) or to continue to perform the Operating Work and the SPV shall remain obligated to repay such advances; provided, however, that the Operator shall not institute legal proceedings to recover such advances from the SPV, except to the extent provided in Section 5.10, unless and until the Secured Obligations have been paid in full. Except as provided in this Section 1.4(d), the Operator shall not be required to advance funds to the SPV or the Owner in order to comply with its obligations under this Agreement.

    1.5 Outages. At the same time the Project Budget is delivered pursuant to Section 1.4(a), the Operator shall deliver to the SPV and the Independent Engineer a schedule (the "Outage Schedule") of all planned outages (including those for inspection and ordinary maintenance of the Project) for such Contract Year. The Operator shall, to the extent practicable, adhere to such Outage Schedule during such Contract Year.
The scheduling and carrying out of such outages shall be (i) to the extent consistent with clauses (iii) and (iv) below, made on a nondiscriminatory basis with respect to the Black River Facility, (ii) to the extent consistent with clauses (iii) and (iv) below, coordinated with the Operator's other plant maintenance outages in accordance with Prudent Industry Practice, (iii) coordinated with OPCO and any other purchasers of processed lime from the SPV to minimize any interruption in the supply of processed lime that is to be delivered to OPCO pursuant to the OPCO Agreement, to the purchasers under Economically Similar Contracts, and to the purchasers under the other lime supply contracts to which the SPV may, from time to time, be a party (with the consent of the Existing Creditors) and (iv) made in accordance with Prudent Industry Practice to minimize both interruptions to the operation of the Project and the Black River Facility and any loss of profits as a result of the timing of such interruptions. In the event of an Operating Emergency or any other emergency
                                      -7-
outage, forced outage, or reduction in production below a Total Net Capability of at least 650,000 tons per annum for any reason, the Operator shall schedule and perform all required repairs and replacements, and restore production to a Total Net Capability of at least 650,000 tons per annum, in an expeditious manner in accordance with Prudent Industry Practice and the other requirements of this Agreement.

    1.6  Books and Records; Reports.

      (a) The Operator shall keep all necessary books of record, books of account and memoranda of all transactions referred to in this Article 1 involving the Project, including, without limitation, of the services provided and the funds received and expended by the Operator in the course of performing the Operating Work. Such books of record, books of account and memoranda shall be kept by the Operator in such manner as to conform to GAAP and to all Applicable Laws. The Operator shall, if it owns and/or is operating or is otherwise involved with the Black River Facility, keep separate books of record, books of account and memoranda of transactions for each of the Project and the Black River Facility.

      (b) The Operator shall prepare and, to the extent permitted by Applicable Law, file in a timely fashion; or, if the SPV shall be required to so file, the Operator shall prepare and deliver to the SPV within a reasonable time prior to the date for filing, all reports with respect to the Project or the Black River Facility, or the condition or operation thereof, that shall be required to be filed with any Governmental Authority.

      (c) The Operator shall, not later than 20 days after the end of each calendar month, prepare and deliver a report to the SPV (with copies to the Lender and the Independent Engineer) setting forth the monthly and annual cumulative output, the production levels, the variance from forecast, and a description of outages and operating hours for the Project. In addition, the Operator shall prepare and deliver such other reports as the SPV or the Lender may reasonably request.

      (d) The Operator shall, not later than 60 days after the end of each Project Quarter, prepare and deliver a report to the SPV (with copies to the Lender and the Independent Engineer) summarizing the operating and maintenance costs and revenues for such Project Quarter, which report shall provide a breakdown of Operation and Maintenance Costs.

    1.7 Inspection Rights. Upon reasonable notice to the Operator, during normal business hours, the SPV, the Lender, the Existing Creditors and their respective representatives shall, subject to customary confidentiality and safety procedures, have (i) access to the Project and the Black River Facility for purposes of the inspection thereof and (ii) the right to inspect the books of record, books of account and memoranda of the Operator relating to the Project and the Black River Facility, to make copies and extracts therefrom (other than copies of and extracts from proprietary data and information) and to discuss with the executive officers of the Operator the finances and accounts relating to the Project and the Black River Facility and, with respect to the operations of the Project, the senior technical employees of the Operator. The Operator will cooperate with such Persons in connection with any such inspection or discussion. Such inspection and copying shall be solely at the expense of the Person requesting the same, unless
                                      -8-
done in connection with the removal of the Operator (in which case such inspection shall be at the sole expense of the Operator).

    1.8 Annual Audit. The books, records and accounts of Operation and Maintenance Costs maintained by the Operator pursuant to Section 1.6 shall be subject to an audit as of the end of and for each Contract Year by KPMG Peat Marwick or another firm of nationally recognized independent public accountants selected by the Operator. The SPV, the Lender and the Existing Creditors, and any of their respective representatives, shall be permitted to check and review all accounting records relating to the operation of the Project and the Black River Facility and to observe the procedures followed by the Operator's accountants. The report of such firm of independent public accountants for such Contract Year shall be submitted to the Operator, with a copy to the SPV, each Existing Creditor and the Lender within 90 days after the end of such Contract Year. The cost of such annual audit shall constitute an Operation and Maintenance Cost.

    1.9 Uncontrollable Forces. The Operator shall not be considered to be in default in the performance of any of its obligations under this Article 1, other than obligations to pay money, if (a) such failure of performance shall be due to Uncontrollable Forces and (b) the obligations of the "Producer" are similarly excused under the OPCO Agreement as well as under any Economically Similar Contract and each and every other contract to supply processed lime to which the SPV is then a party; provided, that the Operator agrees that if such Uncontrollable Forces arise as a result of the unavailability of the Operator's personnel, the SPV may hire such personnel as may be necessary to permit operation and maintenance of the Project to the extent consistent with applicable law. If the Operator is rendered unable to fulfill any obligation by reason of Uncontrollable Forces, it shall give prompt notice of such fact to the SPV (with copies to the Lender and the Independent Engineer) and shall exercise reasonable diligence to remove said inability with all reasonable dispatch. Nothing contained herein shall be construed to require a party to settle any strike or labor dispute in which it may be involved.

    1.10  Removal of Operator.

      (a) So long as any of the Secured Obligations shall remain outstanding, Lime shall be subject to removal as Operator by the Lender or the Collateral Agent if:

              (i) 45 days' prior written notice of such removal has been provided to Lime and the Existing Creditors' Agent by the Lender or the Collateral Agent, and

              (ii)  (A)  either

                         (1) Lime, as Operator, shall have failed to perform or observe any covenants or agreements to be performed or observed by it, as Operator, under Section 1.3 hereof;

                         (2) Lime, as Owner, shall have failed to perform or observe any covenant or agreement to be performed or observed by it under Section 2.1, Section 2.2, Section 2.5, Section 3.1(b), Section 3.1(c) or Section 3.2, and such failure shall have continued, after
                                      -9-
                         Lime has been given a notice specifying such failure and requiring such failure to be remedied, for a period of 10 days;

                           (3) an Event of Default under the Note Purchase
                         Agreement (as in effect on the Initial Funding Date) shall exist; or

                           (4)(I) Lime shall have failed to perform or observe
                         any other covenant or agreement to be performed or observed by it, as either Owner or Operator, under this Agreement or in any capacity under any other Transaction Document to which it is a party, and the failure referred to in this subclause (4)(I) has had, or could reasonably be expected to have, a material adverse effect on the Project, or (II) such failure shall have continued, after Lime has been given a notice specifying such failure and requiring it to be remedied, for a period of 30 days and

                     (B) any applicable period for the cure of any failure to perform or observe, or any applicable period for the cure of any Event of Default referred to in the foregoing clause (A) shall have expired.

      (b) So long as any of the Existing Creditor Indebtedness shall remain outstanding, the Existing Creditors shall have the right, but not the obligation, to replace Lime as the operator of the Black River Facility if the Existing Creditors or the Existing Creditors' Agent (acting on behalf of the Existing Creditors) shall have conveyed, assigned or sold the same to an Acceptable Transferee. If the Existing Creditors have foreclosed on the Black River Facility and such Acceptable Transferee intends to operate and maintain the Black River Facility itself, the Existing Creditors may request that the Lender or the Collateral Agent remove Lime as the Operator and appoint such Acceptable Transferee in lieu thereof, and, if the Independent Engineer has confirmed to the Lender in writing that such Acceptable Transferee has the experience, personnel and expertise necessary to operate the Project, the Lender or the Collateral Agent shall effect such replacement.

      (c) If at any time Lime has been replaced as Operator by the Lender or the Collateral Agent, the Existing Creditors shall have the right, but not the obligation, to replace Lime as the operator of the Black River Facility.

      (d) If Lime has been replaced as Operator, any Replacement Operator (other than Lime if Lime shall have been reinstated as Operator) shall be subject to removal at any time, with or without cause, upon 3 Business Days' prior written notice (i) from the Lender or the Collateral Agent or (ii) by the Existing Creditors pursuant to Section 1.10(b).

      (e)  In the event of the removal of any Operator, such removed
    Operator shall

              (i) cooperate and use its reasonable efforts to transfer (to the extent transferable) any Governmental Approvals that it may have which are required or useful in the operation of the Project to any Replacement Operator or the SPV, and
                                      -10-
              (ii) immediately thereafter deliver to any Replacement Operator or to the SPV all books and records, equipment, operating manuals, plans and specifications, tools, spare parts and other materials used by such removed Operator in connection with the Operating Work;

    provided, however, that such removed Operator shall not be obliged to transfer any such Governmental Approvals or equipment, operating manuals, plans and specifications, tools, spare parts or other materials if (A) such items are required or used by Lime in connection with the operation of the Black River Facility, and (B) the cost of obtaining same was not paid with funds provided by the SPV.

With regard to Governmental Approvals for which the cost was not paid by SPV, but which are required or useful in the operation of the Project by any Replacement Operator or the SPV, such removed Operator:

                           (A) shall not interfere with or lodge objection to any efforts by Replacement Operator to obtain its own Governmental Approvals for activities conducted on the Site,

                           (B) upon request, shall consent to and cooperate in the deletion, division and/or transfer to Replacement Operator of those portions of the Governmental Approvals governing those portions of the Site and activities that cannot or will not, by virtue of removal of Operator, be used by it in connection with the operation of the Black River Facility, and

                           (C) with regard to Governmental Approvals for which Replacement Operator cannot obtain new or transferred
            Governmental Approvals without delay or unreasonable interference with the continued operation of the Project, shall consent to and not interfere with Replacement Operator's use of the then-existing Governmental Approvals for the activities conducted on the Site.

      (f) Any Person that shall become the Operator or a Replacement Operator hereunder shall have all of the rights, duties and obligations of the Operator as specified herein.

    1.11  Appointment of a New Operator.

      (a)  In connection with any removal of the Operator pursuant to
    Section 1.10(a), the Lender shall, subject to (1) approval by the Independent Engineer, (2) the provisions of Section 1.10(a) and (b) and
    (3) the following provisions of this Section 1.11(a), appoint a new Operator (the "Replacement Operator") to assume the duties and obligations of the Operator under this Agreement. Upon such appointment, all references to the Operator herein shall be deemed to be references to the Replacement Operator. During the 45-day period referred to in Section 1.10(a)(i), the Lender and the Existing Creditors shall attempt to reach mutual agreement as to a Replacement Operator to be appointed hereunder. If the Lender and the Existing Creditors agree to an appropriate Replacement Operator
                                      -11-
    during such 45-day period, then the Lender shall appoint such Person as Replacement Operator. If the Lender and the Existing Creditors are unable to agree as to an appropriate Replacement Operator during such 45-day period, then the Lender may, subject to Section 1.10(b), appoint a Replacement Operator without the Existing Creditors' consent;

      (b) Any Replacement Operator shall have an obligation to negotiate in good faith with the Existing Creditors to enter into an operation and maintenance agreement with respect to the Black River Facility, but neither such negotiation nor the execution of any such agreement shall be a condition to any Replacement Operator acting hereunder.

    1.12  Indemnification.

      (a) The Operator shall defend, indemnify and hold harmless each Indemnitee and each Existing Creditor from and against any and all Expenses incurred by or asserted against any Indemnitee or Existing Creditor as a result of, arising out of, related to or in connection with the Operator's, or any of its subcontractors', performance of the Operator's obligations hereunder, including, without limitation, claims

              (i) for injury to or death of persons and loss of or damage to property (including, without limitation, the Project);

              (ii) on account of any violation of any Applicable Law to be complied with by the Operator or any contractor or subcontractor hereunder; or

              (iii) in respect of any taxes imposed on or attributable to the income, property or activities of the Operator or demands by or liens of suppliers or subcontractors for nonpayment of amounts due as a result of furnishing work or materials to the Operator in connection with the Project;

    provided, however, that the Operator shall not defend, indemnify or hold harmless any Indemnitee or Existing Creditor from and against, and no Indemnitee or Existing Creditor shall be exculpated from, any Expense to the extent (A) caused by or arising from the gross negligence or willful misconduct of such Indemnitee or Existing Creditor or (B)(1) consisting of any Expense provided for in any Project Budget or Extended Budget, or otherwise expressly provided for in this Agreement, including Schedule 2 hereto, or (2) consisting of any principal of, or interest or Make-Whole Amount in respect of, the Notes.

      (b)  The procedures for such indemnification shall be governed by
    Section 17.2 of the Note Purchase Agreement, which Section is incorporated herein, mutatis mutandis, as if fully set forth herein.

      (c) Notwithstanding any other provision of this Agreement, the Operator's obligations under this Section 1.12 are intended to, and shall, survive termination of this Agreement.
                                      -12-
      (d) Notwithstanding anything to the contrary in this Section 1.12, the Operator shall not be liable to indemnify any Indemnitee or Existing Creditor for any Expenses representing any indirect, special or consequential damages.

ARTICLE 2.               OWNER'S SUPPLY OBLIGATIONS

    2.1 Limestone Supply. Subject to the requirements of this Article 2, the Owner hereby agrees to supply and sell to the Operator, for the account of the SPV, such quantities of unprocessed limestone as shall be necessary or advisable for the SPV to meet the requirements of the SPV for the continuous operation of the Project at a Total Net Capability of at least 650,000 tons per annum. Such unprocessed limestone supplied by the Owner hereunder shall be suitable to meet the technical and other specifications for processed lime set forth in the OPCO Agreement and all such other processed lime supply contracts the SPV may, from time to time, enter into in compliance with the Transaction Documents. The Owner shall cause such unprocessed limestone to be tested in accordance with reasonable and customary tests established by the Independent Engineer, in accordance with Prudent Industry Practice, and shall maintain records of the results of all such tests. Title to the unprocessed limestone sold to the SPV pursuant to this Section 2.1 shall pass to the SPV at such time as the unprocessed limestone is placed in the Project Kilns. Risk of loss shall follow title.

    2.2  Additional Supply Obligations of the Owner.

      (a) The Owner further agrees to supply and sell to the Operator, for the account of the SPV, all supplies, goods, materials and other products, items and services set forth in Schedule 3 and such other goods and services as may be required by the Operator in connection with the Operating Work (collectively, together with the unprocessed limestone, the "Supplies"). The cost of Supplies provided by the Owner shall be determined in accordance with Schedule 2 hereto. Each of the parties hereto acknowledges and agrees that the Owner, in performing its duties hereunder, is acting as an independent contractor.

      (b) The Owner may enter into such agreements or subcontracts (and modifications thereof) and take such other action as the Owner, in compliance with Prudent Industry Practice, deems necessary or appropriate, in its judgment, or as may be required by Applicable Law, to comply with the provisions of this Agreement. Any such agreement or subcontract (or modification thereof), except for any collective bargaining agreement, that provides for the payment of more than $100,000 by any party thereto, or shall refer to the SPV, the Lender or the Collateral Agent, shall expressly provide that it does not impose on the SPV or any other party to the Transaction Documents (other than the Owner) any obligation, liability or duty to a contractor or subcontractor or create any contractual relationship between a contractor or subcontractor and the SPV or any other party to the Transaction Documents (other than the Owner).

      (c) If the Owner shall at any time breach its obligation to supply unprocessed limestone or any other Supplies required by this Article 2 (whether by anticipatory breach or otherwise), the SPV may take commercially reasonable steps to obtain as promptly as possible a suitable replacement for such limestone or other supplies; and the Owner shall be liable to the SPV for the excess of the price so paid by the SPV for such limestone
                                      -13-
    or other Supplies (including the cost of labor attributable to mining and the cost of such Supplies) over the price which SPV would have been liable to pay therefor hereunder had the Owner not breached its supply obligation, plus any expenses incidental to obtaining such suitable replacement or other supplies.

      (d) Without limiting the generality of the foregoing, the Owner shall obtain and maintain at all times for the benefit of the SPV or its designee and the Project all material Governmental Approvals relating to (i) the ownership, construction, operation and maintenance of the Project in accordance with Applicable Law, and (ii) which can not be, or are not, issued in the name of the SPV. The Owner shall from time to time take any action as shall be necessary or desirable to have issued in the name of the SPV any such material Governmental Approval that must, by its nature, be issued in the name of the SPV in accordance with Applicable Law.

      (e) If OPCO becomes entitled to receive deliveries of processed lime under the OPCO Agreement prior to the Substantial Completion Date, promptly upon notice thereof from the SPV or the Operator, Lime shall cause such deliveries to be made to OPCO on behalf of the SPV, from lime processed at the Black River Processing Complex or the Maysville Processing Complex, in strict compliance with the OPCO Agreement. In no event shall Lime be entitled to receive any amounts payable by OPCO to the SPV under the OPCO Agreement in respect of such lime deliveries except as provided in Section 3.4 hereof.

    2.3 Books of Record; Reports. The Owner shall keep all necessary books of record, books of account and memoranda of all transactions referred to in this Article 2 and in Article 3, including, without limitation, records as to the Supplies provided and the funds received and expended by the Owner in the performance of its obligations hereunder. Such books of record, books of account and memoranda shall be kept by the Owner in such manner as to conform to GAAP and all Applicable Laws. The Owner shall keep separate books of record, books of account and memoranda of transactions for each of the Project and the Black River Facility.

    2.4 Access to Books and Records. Upon reasonable notice to the Owner, during normal business hours, the SPV, the Existing Creditors, the Lender and their respective representatives shall, subject to customary confidentiality and safety procedures, have (i) access to the Project and the Black River Facility for purposes of the inspection thereof and (ii) the right to inspect the books of record, books of account and memoranda of the Owner relating to the Project or the Black River Facility, to make copies and extracts therefrom (other than copies of and extracts from proprietary data and information) and to discuss same with the executive officers of the Owner. The Owner will cooperate with such Persons in connection with any such inspection or discussion. Such inspection and copying shall be solely at the risk and expense of the Person requesting the same.

    2.5 Payment of Supply Costs. The cost of Supplies under Sections 2.1 and 2.2 hereof shall be determined in accordance with Schedule 2 and shall constitute Operation and Maintenance Costs. All payments of supply costs shall be made by the Operator pursuant to Article 1 hereof. In the event that the Operator fails to make all or a portion of the payments to the Owner required to be made by the Operator hereunder, or the amount of such disbursement is insufficient to pay all supply costs then due and payable, then the Owner shall advance the
                                      -14-
amount of such disbursement or portion thereof and shall continue to perform its obligations under this Article 2. If the Operator has not fully repaid the amounts owing to the Owner under this Section 2.5 with respect to an advance under this Section 2.5 by the close of business on the first Business Day after the 60th day following the date on which the advance was made, the Owner shall not have any further obligation to advance additional funds pursuant to this Section 2.5 or to continue to perform its obligations under this Article 2, and the Operator shall remain obligated to repay such advances. Except as provided in this
Section 2.5, the Owner shall not be required to advance its own funds to the Operator in order to comply with its obligations under this Agreement.

    2.6 Annual Audit. The books, records and accounts of supply costs maintained by the Owner pursuant to Section 2.3 shall be subject to an audit as of the end of and for each Contract Year by KPMG Peat Marwick or another firm of nationally recognized independent public accountants selected by the Operator. The SPV, the Lender and the Existing Creditors, and any of their respective representatives, shall be permitted to check and review all accounting records relating to the Project or the Black River Facility and to observe the procedures followed by the Owner's accountants. The report of such firm of independent public accountants shall be submitted to the Owner, with a copy to the Operator, the SPV, each Existing Creditor and the Lender within 90 days after the end of such Contract Year. The cost of such annual audits shall constitute Operation and Maintenance Costs.

    2.7 Uncontrollable Forces. The Owner shall not be considered to be in default in the performance of any of its obligations under this Article 2, other than obligations to pay money, if (a) such failure of performance shall be due to Uncontrollable Forces and (b) the obligations of the "Producer" are similarly excused under the OPCO Agreement as well as under each and every Economically Similar Contract. If the Owner is rendered unable to perform any obligation by reason of Uncontrollable Forces, it shall, upon acquiring knowledge of the same, give prompt notice of such fact to the other parties hereto and shall exercise reasonable diligence to remove said inability with all reasonable dispatch. Lime covenants that, to the extent that SPV is unable to produce processed lime at the Project required to service the OPCO Agreement as the result of an Operating Emergency or Uncontrollable Forces (or any combination of the foregoing), Lime shall comply with the OPCO Agreement (including, without limitation, Articles 1(a) and (b) thereof).

    2.8 Most Favored Nation. Neither Lime, nor any party that would be a successor to or assign of Lime for purposes of the OPCO Agreement, or that would otherwise be bound by the OPCO Agreement, shall, without the consent of the Holders, take any action which would require an adjustment to the purchase price to OPCO under the OPCO Agreement in accordance with Article XXII of the OPCO Agreement

ARTICLE 3.               COMMON FACILITIES AND TOLLING

    3.1  Tolling and Use of Common Facilities.

      (a) The SPV hereby covenants that, if the Owner has made all payments due from it hereunder (including, without limitation, payments due under Section 3.2) and the Owner is otherwise in full compliance with its obligations under Article 2 and Section 5.6(c) hereof and under the Easement Agreement, then the Owner shall, on and after the
                                      -15-
Operation Commencement Date, have the right, subject to Section 3.1(b), to deliver unprocessed limestone to the Project for processing by the Operator. Subject to the provisions hereof (including, without limitation, Sections 1.5 and 3.1(b)), the Operator shall process through the Project any and all unprocessed limestone delivered by the Owner pursuant to the preceding sentence.

      (b) The parties hereto agree that processed lime produced by the Project shall be utilized to satisfy lime supply contracts in the following order of priority: first, the OPCO Agreement or any Economically Similar Contracts; second, if and to the extent that the Owner has made all payments due hereunder (including under Section 3.2) and the Owner is otherwise in full compliance with its obligations under Article 2 hereof and Section 5.6(c) and under the Easement Agreement, the existing lime supply contracts of Lime set forth on
    Schedule 4, as such contracts may from time to time be amended, supplemented, replaced or otherwise modified in accordance with their respective terms, and any other lime supply contracts of Lime entered into after the date hereof; and third, other lime supply contracts, if any, entered into by the SPV with the consent of the Existing Creditors.

      (c) (i) The Owner covenants that the Operator and the SPV shall, on and after the Operation Commencement Date, and for so long as the SPV shall be in compliance with this Section 3.1, have the right to use the Black River Common Facilities in connection with the exercise of the rights and the discharge of the duties of the Operator and the SPV under this Agreement and as contemplated by the Easement Agreement.

            (ii) The Operator and the SPV covenant that the Owner shall, on and after the Operation Commencement Date, and for so long as the Owner shall be in compliance with its obligations under Article 2, have the right to use the Project-Owned Common Facilities in connection with the exercise of the rights and the discharge of the duties of the Owner under this Agreement and as contemplated by the Easement Agreement.

            (iii) The Operator shall operate the Project and the Black River Processing Complex for the benefit of the Owner and the SPV in accordance with this Agreement and the Easement Agreement. Each of the Operator and the Owner covenants that, during the term of this Agreement, it shall operate, maintain, rebuild and repair the Project in compliance with the requirements imposed upon the SPV by Section 9 of the Note Purchase Agreement to the extent applicable to such operation, maintenance, rebuilding or repair (other than Sections 9.4, 9.12 to 9.16, inclusive, 9.18 and 9.19), which Section to the extent so applicable (other than such specified sections) is incorporated herein by reference, mutatis mutandis.

    3.2  Tolling Payments and Capacity Payments.

      (a) No later than 30 days after the end of each calendar month following the Substantial Completion Date, the Owner shall
                                      -16-
              (i) make a payment (each, a "Tolling Payment") to the Disbursement Agent, in an amount equal to 50% of the result of
            (A) the Scheduled Variable Cost Savings Per Ton multiplied by (y) the number of Non-OPCO Tons produced by the Project during such month; and

              (ii) make a payment to the Disbursement Agent in an amount equal to the result of (A) the Operation and Maintenance Costs of the Project during such month (other than Operation and Maintenance Costs paid with the written consent of the SPV that relate to Capital Additions or Modifications, adjustments, alterations, and other physical changes to the Project and material substitutions, replacements or repairs of parts or equipment incorporated into the Project) multiplied by (B) a fraction the numerator of which is the number of Non-OPCO Tons produced by the Project during such month and the denominator of which is the total number of tons of processed lime produced by the Project during such month.

            (b) (i) Subject to Section 3.2(b)(ii) below, no later than 30 days after the end of each Project Quarter, Lime shall make a capacity payment (each, a "Capacity Payment") to the Disbursement Agent in an amount equal to one half of

                           (A) the product obtained by multiplying (1) 1.3 by
                         (2) the amount of Capacity Payment Debt Service payable with respect to such Project Quarter and the next succeeding Project Quarter, minus

                           (B) the Deemed Cash Flow attributable to the sum of
                         (1) the actual number of tons of processed lime purchased by OPCO pursuant to the OPCO Agreement or purchased pursuant to Economically Similar Contracts during such Project Quarter plus (2) the number of tons of processed lime projected to be purchased by OPCO during such next succeeding Project Quarter, as set forth in the letter delivered by OPCO pursuant to
                         Article III(c) of the OPCO Agreement (provided, that in no event shall such sum be less than 150,000), minus

                           (C) the sum of the Tolling Payments made by the Owner
                         in respect of such Project Quarter and the immediately preceding Project Quarter;

            provided, however, that the Capacity Payment shall not be less than zero.

              (ii) Notwithstanding Section 3.2(b)(i), the aggregate amount of Capacity Payments payable by Lime with respect to any Contract Year shall not exceed the lesser of (A) the sum of the payments due with respect to Project Quarters during such Contract Year pursuant to Section 3.2(b)(i); and (B) the Maximum Capacity Payment with respect to such Contract Year.

              (iii) The Maximum Capacity Payment with respect to any Contract Year shall be an amount equal to (A) the product obtained by multiplying (1) 1.3 and (2) the amount of Capacity Payment Debt Service payable with respect to such Contract Year, minus (B) the Deemed Cash Flow attributable to 300,000 tons of
                                      -17-
            processed lime; provided, however, that, so long as Lime is the Owner and owns and operates the Maysville Processing Complex, in the event that an aggregate of less than 190,000 tons of Non-OPCO Lime under Compatible Lime Supply Agreements are produced at the Project, the Black River Processing Complex and the Maysville Processing Complex during a Contract Year, the Maximum Capacity Payment for such Contract Year shall be reduced by an amount equal to the product of (x) the Scheduled Variable Cost Savings Per Ton and (y) the excess of (I) 190,000 over (II) the aggregate number of tons (but not less than 60,000 in any event) of Non-OPCO Lime under Compatible Lime Supply Agreements produced at the Project, the Black River Processing Complex and the Maysville Processing Complex during such Contract Year; and provided further, that, so long as Lime is the Owner and owns and operates the Maysville Processing Complex, in the event that an aggregate of less than 60,000 tons of Non-OPCO Lime under Compatible Lime Supply Agreements are produced at the Project, the Black River Processing Complex and the Maysville Processing Complex during a Contract Year, the Maximum Capacity Payment for such Contract Year shall be further reduced by an amount equal to the product of (xx) the Project Profit Margin Per Ton and (yy) the excess of
            (I) 60,000 over (II) the aggregate number of tons of Non-OPCO Lime under Compatible Lime Supply Agreements produced at the Project, the Black River Processing Complex and the Maysville Processing Complex during such Contract Year.

              (iv) Deemed Cash Flow for various levels of lime production shall be as set forth on Schedule 5 hereto.

              (v) The Capacity Payment payable with respect to any Project Quarter shall be adjusted to reflect the limitations set forth in
            Section 3.2(b)(ii) and Section 3.2(b)(iii); provided, however, that if the Capacity Payments paid at any time during a Contract Year equal the Maximum Capacity Payment with respect to such Contract Year, no further Capacity Payments shall be payable with respect to such Contract Year.

      (c) Each payment made by the Owner or Lime under this Article 3 shall be accompanied by an Officer's Certificate of the Owner or Lime, as the case may be, setting forth in detail the calculations of such payment. Upon the request of the Lender or the SPV, the Owner or Lime, as the case may be, shall provide such additional information and details as such Person may reasonably request concerning the calculation of such payment.

      (d) If OPCO has claimed a credit under Article 3(e) and Article 3(f) of the OPCO Agreement with respect to any processed lime sold to a purchaser other than OPCO, Lime shall pay to the SPV, promptly upon receipt thereof, all revenues arising from such sale. If such processed lime was processed at the Black River Processing Complex or the Maysville Processing Complex, the SPV will make the payment provided for in Section 3.4 (ii) for the cost of production thereof, and such cost of production shall constitute Operation and Maintenance Costs for purposes of the Deposit and Disbursement Agreement.
                                      -18-
    3.3 Uncontrollable Forces. Neither the Owner nor the SPV shall be considered to be in default in the performance of any of its obligations under this Article 3, other than obligations to pay money, if such failure of performance shall be due to Uncontrollable Forces; provided that if such Uncontrollable Forces arise as a result of the unavailability of the Owner's personnel, the SPV may hire such personnel, in accordance with Applicable Law, as may be necessary to permit operation and maintenance of the Project and the Black River Common Facilities. If either such party is rendered unable to fulfill any obligation by reason of Uncontrollable Forces, it shall, upon acquiring knowledge of the same, give prompt notice of such fact to the other parties hereto and shall exercise reasonable diligence to remove said inability with all reasonable dispatch.

    3.4 Maysville and Black River Production. If the SPV is paid the gross revenues arising from the sale of any quantity of processed lime that was processed at the Black River Processing Complex or the Maysville Processing Complex, including, without limitation, (i) lime sold to OPCO pursuant to Section 2.2(e) or Section 2.7 hereof and (ii) processed lime in respect of which OPCO has claimed a credit under Article 3(e) and
Article 3(f) of the OPCO Agreement, the SPV will, on the first and fifteenth days of each month, pay to Lime for each ton of such processed lime for which SPV has received such revenues, an amount equal to the fixed and variable costs of producing such ton at the facility where such production occurred.

    3.5 Books and Records; Access. Lime shall keep all necessary books of record, books of account and memoranda with respect to its Capacity
Payment obligation hereunder. Upon reasonable notice to Lime, during normal business hours, the SPV, the Existing Creditors, the Lender and their respective representatives shall, subject to customary confidentiality and safety procedures, have the right to inspect such books of record, books of account and memoranda, to make copies and extracts therefrom (other than copies of and extracts from proprietary data and information) and to discuss the same with Lime's executive officers. Lime will cooperate with such Persons in connection with any such inspection or discussion. Such inspection and copying shall be solely at the risk and expense of the Person requesting the same.

ARTICLE 4.               DEFINITIONS

    As set forth in the preliminary statements, the capitalized terms shall have the respective meanings set forth in Annex A to the Note Purchase Agreement and the rules of usage set forth in said Annex A shall apply hereto. In addition, the following terms shall have the following meanings:

    "Acceptable Transferee" shall mean a Person meeting the requirements of clauses A through E of Section 5.6(c).

    "Agreement, this" shall have the meaning ascribed thereto in the introductory sentence hereof.

    "Black River Facility" shall mean the limestone mines and lime processing and production facilities of Lime at or adjacent to the Project Land (other than the Project).
                                      -19-
    "Black River Processing Complex" shall mean the Black River Facility, but excluding the limestone mines related thereto.

    "Capacity Payment" shall have the meaning ascribed thereto in Section 3.2(b)(i) hereof.

    "Capacity Payment Debt Service" shall mean, for any period, the actual aggregate amount of all installments of principal and interest due with respect to the Notes for such period, but in no event to exceed the amounts set forth on Schedule II to the Deposit and Disbursement
Agreement, as in effect on the Initial Funding Date.

    "Capital Additions or Modifications" shall mean any capital addition, additions, alterations, improvements or modifications of or to the Project, other than original, substitute or replacement parts incorporated into the Project.

    "Compatible Lime Supply Agreements" shall have the meaning set forth in
Section 3.3(ii)(d) of the Intercreditor Agreement.

    "Draft Project Budget" shall have the meaning ascribed thereto in
Section 1.4(a)(i) hereof.

    "Emergency Notice" shall have the meaning ascribed thereto in Section 1.3(a) hereof.

    "Extended Budget" shall have the meaning ascribed thereto in Section 1.4(b) hereof.

    "Maximum Capacity Payment" shall have the meaning ascribed thereto in
Section 3.2(b)(iii) hereof.

    "Maysville Facility" shall mean the limestone mines and lime processing and production facilities of Lime located in Maysville, Kentucky.

    "Maysville Processing Complex" shall mean the Maysville Facility, but excluding the limestone mines related thereto.

    "Non-OPCO Tons" shall mean tons of lime processed by the Project for any purchaser of processed lime other than (i) OPCO under the OPCO Agreement, (ii) any purchaser under any Economically Similar Contract, and
(iii) any purchaser to the extent the tons of lime purchased by such purchaser constitute Default Tonnage (as defined in the OPCO Agreement).

    "O&M Procedures" shall have the meaning ascribed thereto in Paragraph V(A) of Schedule 1 hereto.

    "Operating Emergency" shall mean an event occurring at the Project which poses actual or imminent risk of serious personal injury or serious physical damage to the Project requiring immediate preventative or remedial action by the Operator and for which advance approval of SPV, the Lender and the Independent Engineer otherwise required under this Agreement would be impossible or impractical and for which there was no advance notice given to the Operator and the Owner of the need for such action.

    "Operating Work" shall have the meaning ascribed thereto in Section 1.2 hereof.
                                      -20-
    "Operations Manual" shall have the meaning ascribed thereto in Paragraph V(A) of Schedule 1 hereof.

    "Operation and Maintenance Costs" shall mean the costs, fees, expenses and disbursements duly incurred by the Operator for, with respect to, or in connection with Operating Work, to the extent described in Schedule 2 of this Agreement and otherwise in compliance with the terms and conditions hereof, including, without limitation costs and expenses incurred pursuant to Section 1.4(c)(iii).

    "Operator" shall have the meaning ascribed thereto in Section 1.1 hereof.

    "Outage Schedule" shall have the meaning ascribed thereto in Section
1.5 hereof.

    "Owner" shall have the meaning ascribed thereto in paragraph 2 of the Preliminary Statements hereof.

    "Project Budget" shall have the meaning set forth in Section
1.4(a)(iii) hereof.

    "Project Quarter" shall mean each of the 3-month periods, commencing at 12:00 a.m. on January 1, April 1, July 1, and October 1, except that the first Project Quarter shall commence on the Operation Commencement Date and the last Project Quarter shall end on the Ground Lease Expiration
Date.

    "Replacement Operator" shall have the meaning ascribed thereto in
Section 1.11(a) hereof.

    "Supplies" shall have the meaning ascribed thereto in Section 2.2(a) hereof.

    "Tolling Payment" shall have the meaning ascribed thereto in Section 3.2(a)(i) hereof.

    "Uncontrollable Forces" shall mean any cause beyond the control of the Person affected thereby that, by the exercise of reasonable diligence, such party is unable to overcome, and shall include acts of God, fire, flood, explosion, insurrection, riot, strike, sabotage, acts of the public enemy, acts of civil or military authority, and laws, rules and regulations of any Governmental Authority.

ARTICLE 5.               MISCELLANEOUS

    5.1 Change of Control. Lime hereby covenants and agrees that, so long as any of the Secured Obligations are outstanding, it will continue to own, legally and beneficially, all of the Class A Common Stock of the SPV General Partner and all of the capital stock of the SPV Limited Partner, and will cause the SPV General Partner and the SPV Limited Partner to own, legally and beneficially, all of the partnership interests in the SPV.

    5.2 Dispute Resolution. The parties hereto agree to make a diligent, good faith attempt to resolve each and every claim, dispute, disagreement or other matter in question (a "Controversy") between the parties that arises with respect to the terms and conditions of this Agreement or with respect to the performance by the parties of their respective obligations under
                                      -21-
this Agreement. If the representatives of the parties are unable to resolve a Controversy informally within fifteen (15) days after notice from one party to the other, such Controversy shall be submitted promptly to the respective designated representative of each party. Such designated representatives shall meet, in person or by telephone, not later than seven (7) days after the date that such Controversy was submitted to them and shall issue a written opinion with respect to the Controversy within ten (10) days thereafter. In the event that the designated representatives cannot resolve the Controversy, each of the parties hereto shall have all of their respective rights and remedies provided under the Transaction Documents and at law or equity. During the pendency of any such Controversy, the parties shall continue to fulfill their respective obligations under this Agreement.

    5.3 Term of Agreement. This Agreement shall be effective when executed and delivered by the parties hereto. This Agreement shall terminate (except such obligations as are expressed as surviving such termination) upon the final and indefeasible payment to the Lender of all of the Secured Obligations.

    5.4 Notices. All notices, demands, declarations, consents, directions, approvals, instructions, requests and other communications required or permitted by the terms hereof shall be in writing and shall be given to any party hereto (a) in person or (b) by means of telecopy or other wire transmission, confirmed by same day mailing by registered or certified mail, or same day dispatch by overnight courier, in each case to the telecopy number and address provided in Schedule 6 hereto or at such other address as any party shall from time to time designate in writing to the other party or parties hereto in accordance with said Schedule 6. Any such communication shall become effective as to any party upon receipt thereof by such party and acknowledgement by telecopy of receipt by such party to the party sending any such communication.

    In addition, wherever in this Agreement there is a requirement for Lime, the Operator or the Owner to provide the SPV with any report, budget, schedule or notice, Lime, the Operator or the Owner, as the case may be, shall provide a duplicate copy thereof to the Collateral Agent at the same time and in the same manner as such report or notice is provided to the SPV.

    5.5 Nature of Obligations. The duties, obligations and liabilities of each of the parties hereunder are intended to be several and not joint (or joint and several), and no party shall be jointly or severally liable for the acts, omissions or obligations of another party. Nothing herein contained shall be construed to create an association, joint venture or partnership, or impose a partnership duty, obligation or liability on or with regard to any of the parties. No party shall have the right or authority to bind another party without its express written consent, except as may be expressly provided in this Agreement.

    5.6 Successors and Assigns. (a) This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

  (b) The parties hereto hereby consent to assignment of this Agreement in whole or in part by the SPV to the Collateral Agent as security for the Secured Obligations and by Lime to the Existing Creditors' Agent on behalf of the Existing Creditors as security for the Existing Creditors Indebtedness (and to any further assignment or assignments by the Collateral Agent
                                      -22-
and the Existing Creditors' Agent on behalf of the Existing Creditors in connection with, or following, an exercise of remedies with respect to such security). Neither the SPV nor Lime shall assign this Agreement except as contemplated by the preceding sentence.

  (c) Except in connection with an exercise of remedies by the Existing Creditors, none of the Operator, the Owner or Lime, may assign any of its rights or obligations under this Agreement to any other Person without the prior written consent of the SPV. The Owner hereby covenants that it shall not sell, assign, transfer or convey, or permit any such sale, assignment, transfer or conveyance of, its right, title and interest in and to the Black River Facility to any Person, unless such Person: (A) acquires in such transaction the entire Black River Facility (including the limestone mines); (B) has a tangible net worth of at least $50 million; (C) assumes all of the Owner's rights and obligations under
Article 2, Article 3 and Article 5 hereof (other than Section 3.2(b) and
Section 3.2(c), it being understood that the Owner, in such capacity, does not have any obligation under Section 3.2(b) or with respect to delivery of the Officer's Certificate to be delivered by Lime pursuant to Section 3.2(c)) pursuant to an instrument satisfactory in form and substance to the SPV; (D) provides a favorable opinion of counsel (which counsel and opinion shall be satisfactory to the SPV in all respects) as to the due authorization, execution and delivery by such Person of such instrument and as to the enforceability against such Person of this Agreement and such instrument and as to such other matters as the SPV may reasonably request; and (E) has the experience, personnel and expertise necessary to perform as Owner hereunder in the written opinion of the Independent Engineer (a Person meeting the requirements of clauses (A) through (E) above shall be referred to herein as an "Acceptable Transferee").

  (d) Without limiting any of the requirements contained herein, in the event of a transfer of the Black River Facility to an Acceptable Transferee, Lime shall cooperate and use its best efforts to transfer (to the extent transferable without rendering void or voidable) any Governmental Approvals that it may hold which are necessary or desirable for the operation of the Black River Facility or the Project to the successor Owner, and Lime shall promptly deliver to such successor Owner all books, records, equipment, operating manuals, plans and specifications, tools, spare parts and all other materials used by Lime in its capacity as Operator or Owner hereunder, as the case may be.

    5.7 Amendments. Neither this Agreement nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, but only by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification is sought; provided, however, that it is understood and agreed that the Operator and the SPV may amend Article 1 and the Schedules hereto corresponding to such Article without the prior consent of the Owner, and the Owner and the SPV may amend Articles 2 and 3 and the Schedules hereto corresponding to such Articles without the prior consent of the Operator; provided, further, that any such action shall be subject to the provisions of Section 9.1 of the Intercreditor Agreement.

    5.8 Consultations. Notwithstanding any other provision of this Agreement, the Operator and the Owner will, upon reasonable prior notice, consult with the SPV and its representatives and designees to review any matter pertaining to their respective obligations hereunder.
                                      -23-
    5.9 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

    5.10 Set-off. Each of the SPV, the Owner and the Operator shall have the right to set off any payments owing by it to either of the other two such Persons hereunder against payments owing by the Person against which such right of set-off is exercised.

    5.11 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW BUT EXCLUDING ALL OTHER CHOICE-OF-LAW AND CONFLICTS-OF-LAW RULES EXCEPT TO THE EXTENT PRECLUDED BY THE MANDATORY APPLICATION OF ANOTHER STATE'S LAW).

    5.12 Cooperation. The SPV, the Owner and the Operator will cooperate in good faith in all activities relating to the Project and the Black River Facility, including, without limitation, in the filing of applications for all Governmental Approvals and the execution of such other documents as may be reasonably necessary to carry out the provisions of this Agreement. The Operator and the Owner shall use their best efforts, and the SPV shall cooperate therewith, to obtain as quickly as possible all Governmental Approvals and vendor approvals required to be obtained by any Person for the transactions contemplated hereby. The SPV, the Owner and the Operator shall discharge all their respective obligations under this Agreement in good faith and in accordance with Prudent Industry Practice. The SPV shall cooperate with the Owner and the Operator in connection with the filing of applications for all Governmental Approvals but shall not be required to expend any funds or incur any liabilities in connection therewith.

    The SPV shall permit Lime, the Owner and the Operator (i) to make application, in the SPV's name, for any Governmental Approval necessary for the operation or maintenance of the Black River Facility and (ii) to utilize (to the extent permitted by Applicable Law) any Governmental Approval necessary for such operation or maintenance, and the SPV shall render reasonable cooperation to Lime, the Owner or the Operator, as the case may be, in connection therewith, provided that

  (a) such Governmental Approval can only be issued in the name of the SPV,

  (b) all costs and expenses related to such application or utilization are paid by Lime, the Owner or the Operator, and

  (c) neither Lime, the Owner nor the Operator has taken any action, or failed to take any action, which action or failure to act prohibits issuance of such Governmental Approval in the name of Lime, the Owner or the Operator, as the case may be.

    5.13 Severability. Any provision of this Agreement that may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
                                      -24-
    FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO
(A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

    5.15 Jurisdiction; Consent to Service of Process. (a) Each of the parties hereto hereby irrevocably and unconditionally submits to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

  (b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action, or proceeding arising out of or relating to this Agreement in any New York State court or Federal court of the United States of America sitting in New York City. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

  (c) Each party to this Agreement irrevocably consents to service of process by certified mail. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

    5.16 Consent of SPV. Wherever in this Agreement there is a requirement for Lime, the Operator or the Owner to obtain the consent or approval of the SPV, such requirement shall (unless specifically provided herein to the contrary) be deemed to mean and refer to the consent and approval of both the SPV and the Collateral Agent in consultation with the Independent Engineer.

    5.17 Right to Cure. The Lender shall have the right to cure any failure to perform by the SPV hereunder until the later of (i) the expiration of any grace period applicable to such failure and (ii) ten
(10) days after the Lender has knowledge of such failure.

[remainder of page intentionally left blank; next page is signature page]
                                      -25-
    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed by a duly authorized officer as of the day and year first above written.

                                         Operator:

                                         DRAVO LIME COMPANY


                                         By: A. H. TENHUNDFELD, JR.
                                                 Name: A. H. Tenhundfeld, Jr.
                                                 Title: Vice President


                                         Owner:

                                         DRAVO LIME COMPANY



                                         By: A. H. TENHUNDFELD, JR.
                                                 Name: A. H. Tenhundfeld, Jr.
                                                 Title: Vice President


                                         DRAVO BLACK RIVER LIMITED
                                         PARTNERSHIP:

                                         By:  DBR General Inc.
                                              Its General Partner

                                         By: A. H. TENHUNDFELD, JR.
                                                 Name: A. H. Tenhundfeld, Jr.
                                                 Title: Vice President



Accepted and Agreed to:

DRAVO LIME COMPANY



By: A. H. TENHUNDFELD, JR.
    Name: A. H. Tenhundfeld, Jr.
    Title: Vice President
                                     -26,27-
                                             SCHEDULE 1

                                             OPERATING WORK


    I. Standard of Care. The Operator shall perform all of its duties and obligations under this Agreement in accordance with the standards mandated under the OPCO Agreement (and each other lime supply or processing agreement to which the SPV or the Owner may, from time to time, be a party), in a good, workmanlike and commercially reasonable manner and in accordance with Prudent Industry Practice. The Operator shall exercise such care and shall act diligently as a prudent business entity engaged in the business of managing and operating a limestone processing facility comparable to the Project owned by it (or its Affiliates) would exercise for the advancement and protection of its own economic interests.

    II. Insurance; Compliance with Insurance Policies, Governmental Requirements, etc. The Operator shall procure and maintain all insurance required to be maintained by the SPV under the Transaction Documents, and also shall be responsible for making and administering all claims on behalf of the SPV under insurance policies covering the SPV or the Project during the term of this Agreement. The Operator shall comply in all material respects with, and cause the Project and all Operator personnel to comply in all material respects with, all applicable standards required by Prudent Industry Practice, all insurance policies in effect from time to time with respect to the Project, all manufacturer's recommended guidelines, all Applicable Laws, all applicable Governmental Approvals and the Transaction Documents. Without limiting the generality of the foregoing, the Operator shall obtain and maintain at all times for the benefit of the SPV or its designee and the Project all material Governmental Approvals, and which can not be, or are not, issued in the name of the SPV. The Operator shall from time to time take such action as shall be necessary to have issued in the name of the SPV any such material Governmental Approval that must, by its nature, be issued in the name of the SPV in accordance with Applicable Law.

    III. Personnel. The Operator shall at all times employ, or cause to be employed, qualified personnel, properly trained to perform the Operating Work, and shall pay all wages and benefits required by Applicable Law or contract. The Operator shall be responsible for all matters relating to labor relations, working conditions, training, employee benefits, safety programs and related matters pertaining to its employees.

    IV Warranties and Guarantees. The Operator shall use reasonable efforts to obtain warranties for the SPV for parts, equipment, materials or services provided by third-party suppliers in fulfilling the Operator's obligations under this Agreement. The Operator shall comply with all applicable warranties and guarantees provided by manufacturers or contractors, and shall take no action that in any way impairs any rights or claims of the SPV under any manufacturer's, supplier's or other party's warranty. Without limiting the foregoing, the Operator shall use spare parts that will not adversely affect the SPV's protections or rights under such warranties or guarantees.

    V. Operation and Maintenance. The Operator shall operate and maintain the Project throughout the term of this Agreement and shall provide the following services hereunder:
                                      -28-
            A. Prior to the Operation Commencement Date. Prior to the Operation Commencement Date, the Operator shall, at its own cost and expense:

              (i) (A) secure or prepare an operations and maintenance manual (the "Operations Manual"). Such Operations Manual shall include all procedures necessary to operate the Project in compliance with this Schedule 1, and (B) upon approval of the Operations Manual by the Independent Engineer, the Operator shall develop and implement additional operating and maintenance procedures for the Project as may be necessary or appropriate for purposes of safety or for the efficient operation of the Project (the "O&M Procedures"). The Operator shall reference the previously supplied Operations Manual and develop and implement such supplemental procedures, as necessary or advisable, for equipment, components, systems or other portions of the Project. The O&M Procedures shall, among other things, include (A) Project-specific preventive maintenance procedures, (B) adequate safety and fire prevention measures and procedures, including, safety procedures for the safe operation and maintenance of primary Project equipment, and (C) adequate security measures and procedures. With respect to the maintenance of the Project, the O&M Procedures shall provide for the development of an annual major maintenance schedule defining outage time for regular overhaul work to be performed on the Project.

              (ii) As the General Contractor approaches completion of construction of the Project in accordance with the Transaction Documents, an orderly transition shall occur from construction (under the control and supervision of the General Contractor) to operation (under the control and supervision of the Operator). The Operator shall participate in an orderly process of transition from construction through check-out, completion, start-up, testing and acceptance of the Project by the SPV. During the period prior to the Operation Commencement Date, Operator shall use its best efforts to cooperate and coordinate with the General Contractor.

              (iii) Comply with the obligations, if any, imposed upon the Operator or any Affiliate of the Operator under the Project Contracts during the period of testing, said compliance to continue after the Operation Commencement Date.

            B. Commencing on Operation Commencement Date. Commencing on the Operation Commencement Date, the Operator shall, as authorized by the then applicable Project Budget:

              (i) provide all services necessary or advisable to use, operate and maintain the Project in good operating condition and in compliance with this Schedule 1, the Operations Manual, the O&M Procedures and the other applicable provisions of this Agreement;

              (ii) subject to the requirements of any prior approvals as set forth in Section 1.3 hereof, make payments for necessary Operation and Maintenance Costs;
                                      -29-
              (iii) review all Applicable Laws establishing compliance requirements in connection with the Operating Work; secure or renew, as necessary, appropriate Governmental Approvals required by any Person for the ownership and operation of the Project;

              (iv) establish and maintain a complete inventory of the Project (including but not limited to those items outlined in (v) and (vi) below owned by the SPV) and review and update the inventory at least semi-annually;

              (v) provide in accordance with the applicable Project Budget, all materials, supplies, parts, equipment, vehicles and other items necessary for the operation and maintenance of the Project, which are in addition to the Project as constructed and which are not required to be provided by the Owner pursuant to Article 2 hereof (in which case, the Operator shall cause the Owner to provide the same);

              (vi) maintain an appropriate spare parts inventory for other components of the Project and replace equipment, material or parts in the inventory as necessary or advisable from time to time (including equipment, material and parts necessary for the operation of a scale for weighing kiln feed for the Project Kilns, unless such function is already being adequately performed at the Black River Facility by another Person). The Operator shall periodically review the adequacy of the spare parts inventory and procedures for the automatic replacement of spare parts;

              (vii) make available all equipment, tools and clothing as are necessary to accomplish routine maintenance and major and emergency repairs to the components of the Project including, but not limited to, cranes, forklifts, electronic test equipment and special tools, if any, recommended by the manufacturer of the components;

              (viii) perform, or cause to be performed by subcontractors, all rebricking and other maintenance activities required consistent with the Transaction Documents, the Operations Manual and the O&M Manuals to maintain the Project in good working condition and capable of operating at maximum profitability, consistent with Prudent Industry Practice (including recalibrating the scale for weighing kiln feed for the Project Kilns as necessary, unless such function is already being adequately performed at the Black River Facility by another Person). Make changes to the Operations Manuals and O&M Procedures, if required or desirable, in order to facilitate efficient and safe operation and maintenance of the Project;

              (ix) provide administrative and procurement services related to the Operating Work as necessary;

              (x) retain any failed components for inspection if required by manufacturers' and suppliers' insurance carriers, and cooperate with such carriers' personnel regarding such inspections;
                                      -30-
              (xi) provide commercially reasonable safety and security measures for the Project;

              (xii) maintain complete and accurate records of all operation and maintenance activities relating to the Project and maintain any operating logs which the SPV may be required to prepare under the Transaction Documents or which are required under any warranties or any insurance policies;

              (xiii) deliver processed lime to OPCO in accordance with the OPCO Agreement, bill OPCO for deliveries made and check the payments made by OPCO under the OPCO Agreement, and take any actions necessary to collect amounts owed by OPCO under the OPCO Agreement.

              (xiv) coordinate for the SPV and implement all manufacturers' requirements for plant data reports and warranty claims and, as appropriate, provide recommendations as to revisions to the Operations Manual and O&M Procedures;

              (xv) provide all technical support and other services reasonable and necessary for the operation and maintenance of the Project;

              (xvi) provide notices to the SPV and the Collateral Agent, all in reasonable detail and promptly upon learning of the event requiring notice, as follows:

                           (a) notice of any material occurrence which is covered by any warranty given by the manufacturer of any part of, or equipment relating to, the Project;

                           (b) notice of any actual or potential material violation of any Applicable Law, including, without limitation, Environmental Laws; and

                           (c) notice of all events, occurrences, conditions and issues of which Operator shall become aware and which the Operator reasonably considers are material to, or are likely to have a material effect on, the Project or the operation, maintenance or results of operations thereof (including notice of any occurrence of any Event of Default or Loss Event), and shall endeavor to keep the SPV informed on a timely basis with regard thereto. Without limiting the generality of the foregoing, all notices of Liens and claims of Liens shall be deemed material to the Project;

              (xvii) provide written recommendations to the SPV of actions to repair any material damage to any major component of the Project, to prevent the recurrence of any such damage or to respond to any event described in clause (xvi) above or improve the profitability of the Project, including estimates of the costs of implementation of such recommended actions;
                                      -31-
              (xviii)  take such other action as may from time to time be necessary or appropriate to enable the SPV to be in compliance with the obligations of the Producer" under the OPCO Agreement;

              (xix) keep, for a period of at least one year, records reflecting the daily amount of processed lime produced by the Project; and

              (xx) provide to the SPV such other information as the SPV may reasonably request.

            C. Emergencies. In the event of an Operating Emergency, Operator shall, subject to Section 1.3, perform such additional services outside the scope of the Project Budget then in effect as may be necessary to ensure the safety of personnel and property at the Project Land.

            D. Liens. Operator shall not, directly or indirectly, create, incur or, to the extent arising directly or indirectly by reason of the service contemplated hereunder, permit to exist any Lien on the Project (other than such Lien rights as arise by operation of law pending payment) except any such Lien that arises solely as a result of the SPV failing to make timely payment for any equipment, services, supplies, utilities or other items supplied or procured by the Operator under this Agreement.
                                      -32-
                                               SCHEDULE 2

                                     OPERATION AND MAINTENANCE COSTS



    During the term of the Agreement, Operation and Maintenance Costs shall be determined as follows:

    1. coal/petroleum coke - actual incremental cost of coal/petroleum coke consumed in operating the Project;

    2. electricity - actual incremental cost of electricity consumed in operating the Project;

    3. insurance - actual incremental cost of insurance attributable to Project;

    4.  actual incremental property taxes attributable to the Project;

    5. labor - actual incremental cost of operating the Project and mining limestone and delivering limestone to the Project Kilns;

    6. scheduled recurring capital expenditures for the Project actually made;

    7.  actual incremental expenses incurred pursuant to Section
1.4(c)(iii) hereof; and

    8. actual incremental other costs for materials, supplies, mining and maintaining the Project ("Other Costs") - for purposes of disbursements to be made pursuant to Section 2.2(b)(ii)(A) of the Deposit and Disbursement Agreement in any month, the "Other Costs" component of Operation and Maintenance Costs shall be deemed to be the "Other Costs" projected for such month in the current Project Budget. Beginning in the second month after the Conversion Date and every month thereafter, there shall be a reconciliation of the previous month's projected "Other Costs" versus the actual amount thereof, and the disbursement to be made pursuant to Section 2.2(b)(ii)(A) of the Deposit and Disbursement Agreement on the fifteenth
(15th) day of such following month shall be increased or decreased, as the case may be, to reflect actual "Other Costs" incurred for such previous month. "Other Costs" shall in no event include any costs related to any item listed in entries 1 to 7, inclusive on this Schedule 2.

    Operation and Maintenance Costs shall be determined using a methodology consistent with the methodology used in preparing the incremental analysis of costs attached to this Schedule 2 as Schedule 2-A.
                                      -33-
                                              SCHEDULE 3

                                               SUPPLIES



The Owner shall deliver, or cause to be delivered, to the Project the following Supplies at such times, in such quantities and with such qualities as shall permit the Operator to operate and maintain the Project in compliance with this Agreement, all of which Supplies, as well as the Owner, shall comply in all material respects with all applicable Governmental Approvals, Applicable Laws, Prudent Industry Practice, and all requirements under the insurance policies required to be in effect pursuant to the Transaction Documents, the Operations Manual and the O&M
Procedures:

            1.           unprocessed limestone
            2.           electricity;
            3.           coal/petroleum coke;
            4.           solid and liquid waste storage and disposal;
            5.           effluent treatment;
            6.           utility access;
            7.           tools and spare parts; and
            8. such other supplies, goods, materials and other products, items and services as the Operator may request for its performance of its obligations under this Agreement.



                                      -34-

                                                       SCHEDULE 4

                                 Description of Existing Lime Supply Contracts
Dravo Lime Company                                                        January 13, 1994
Long Term Lime Contracts

DLC Div  Utility/Customer        Station        Unit   Contract  Minimum  Expected  Expiration  Renewal
                                                        Type*    Annual   Annual    Date
                                                                 Tonnage  Tonnage
Maysv     Ohio Edison-CAPCO      Bruce Mansfield 1,2,3 Take      327,600  420,000   12/31/06  2 5 Yr
                                                                                               Terms

Maysv     Columbus So. Power     Conesville      5&6   Take      51,000    70,000   12/31/96   None

Maysv     Allegheny Power        Pleasants &     1&2   Take     163,200   170,000   12/31/94   None
                                 Mitchell        3              Incl.      30,000

Maysv     Big Rivers Elec.      Robert Reid      2&3   Take      85,000    90,000   12/31/97  2 5 Yr Terms
                                (Green)

Maysv     Cincinnati Gas        East Bend        2     T-Mins    50,000    30,000   12/31/00  2x300,000
                                                                                                    Tns

BL River  Cincinnati Gas        Zimmer           1     T-Mins   120,000   200,000   12/31/00  2x1,000,000
                                                                                                      Tns

BL River  Ohio Power Co. (AEP)  Gavin            1&2   Take     300,000   500,000   12/31/10  5 Year Term

BL River  Specialty Minerals    Chillicothe &          Require     None    24,000   12/31/96   None
                                West Carrollton
                                                                  * Contract Types
                                                                  Take = Take or pay
                                                                  T-Mins = Target Tonnage with Minimums
                                                                  Require = Requirements
                                                                  R-Mins = Requirements with Minimums

                                            -35-